FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE For July 30, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

Precision Drilling Corporation
Sets World Record with Electromagnetic Technology

EM-MWD tool transmits signal from 14,500 feet measured depth offshore

Precision Drilling

CALGARY, Alberta, Canada (July 30, 2002) – Precision Drilling Corporation (Precision Drilling or Precision), today announced that its Precision EMpulse™ Electromagnetic Measurement-While-Drilling (EM-MWD) system effectively transmitted downhole measured data at more than 14,500 feet measured depth and 6,400 feet vertical depth offshore in the southern North Sea for Shell UK Exploration and Production. The success sets a new world record for depth range of downhole data transmission using electromagnetic (EM) technology.

Under the direction of Computalog Drilling Services, a part of Precision's Technology Services Group, the Precision EMpulse decoded quality survey, toolface (TF), gamma ray and annulus pressure data while on the bottom and during pipe connections while drilling a 6" horizontal hole section below the Zechstein formation in Leman field.

"The ability for electromagnetic telemetry to transmit downhole data at this depth on offshore projects is a phenomenal advancement for the industry," said Neil Brown, vice president of Precision's Technology Services Group. "We have already witnessed significant time-savings and potentially broader data transmission capabilities that can be realized with the EM tool onshore. Offshore, the technology's impact could be far reaching in both conventional and underbalanced drilling applications. We're continuing to understand and improve the technology and service to achieve production goals. We anticipate our EM-MWD system to create new areas of application as its depth range increases."

EM-MWD uses low-frequency electromagnetic waves to transmit downhole measured data in real time to the surface during conventional and underbalanced horizontal and

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

directional drilling operations. EM telemetry transmits information through the formation to a surface antenna, where it is received and sent to a data acquisition system to be decoded and processed.

Operators using EM-MWD are able to drill and survey wells independent of rig hydraulics. Bit pressure drop, flow rates, drilling fluid and losses to the formation are transparent to the technology. These capabilities equate to substantial savings in drilling time and total project cost.

This news release includes forward-looking statements based upon current expectations that involve a number of business risks and uncertainties, which may cause the actual results of the Precision to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, reliance on our ability to use the technology within the new EM-MWD system and other factors, which are described in further detail in the Corporation's filings with the Securities and Exchange Commission.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS."

For further information please contact Dale E. Tremblay, Senior Vice President Finance and Chief Financial Officer, 4200, 150 – 6th Ave. S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500; Fax 403-264-0251; website: www.precisiondrilling.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: July 30, 2002